SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2006

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A.
C.N.P.J No 42.150.391/0001 -70 - NIRE 29300006939
MINUTES OF 522nd MEETING OF THE BOARD OF DIRECTORS

HELD ON DECEMBER 14, 2006

On the 14th (fourth) calendar day of December, two thousand and six, at 8:30 (eight thirty) a.m., in the Company's headquarter at Rua Eteno, nº 1561, Pólo Petroquímico de Camaçari, Camaçari/BA and CEP. 42.810 -000, the 522nd (five hundred and twenty-second) Meeting of the Board of Directors of BRASKEM S.A was held, and the undersigned Board members were present. Absent Board members Alvaro Fernandes da Cunha Filho and Luiz Fernando Cirne Lima, as well as theirs respective alternates, having all been replaced by Ruy Lemos Sampaio and Newton Sergio de Souza as per the letter of representation forwarded previously, and in compliance with the procedures envisaged in the Company’s By-laws. The President José Carlos Grubisich Filho, Officers Paul Elie Altit, Mauricio Roberto de Carvalho Ferro, Bernardo Gradin, Luiz de Mendonça and Luis Felli, as well Mr. Roberto Simões, Mr. José Augusto Mendes, Mr. Nelson Raso and Ms. Ana Patricia Soares Nogueira were also present. The Chairman of the Board of Directors, Pedro Augusto Ribeiro Novis, directed the meeting, and Ms. Ana Patrícia Soares Nogueira acted as secretary. AGENDA: I) Subjects for deliberation: The following deliberation were taken unanimously 1) BUSINESS PLAN 2007-2013 – the Business Plan of the Company for the period 2007-2013 was approved after its presentation by the President and others Officers and after considerations by the Board Members. 2) PROPOSALS FOR DELIBERATION (“PD”): approved, after the due analysis of its terms and connected documentation, the following Proposals for Deliberation, previously delivered by the Board of Executive Officers to the members of the Board of Directors for acknowledgement, as provided in the Internal Rules of the Board of Directors, copies of which has been duly filed at the Company’s headquarters: a) PD.CA/BAK-24/2006 – Ammonia Supply Agreement - for the purpose of authorizing the execution of the Ammonia Supply Agreement, in accordance with the characteristics and conditions described on the respective PD, as well as any eventual renewals deemed necessary, in accordance with observed to the commercial conditions described in Attachment 1 of the respective PD; b) PD.CA/BAK-25/2006 – Loans and Financing by the Executive Officers – for the purpose of (i) keeping, during the fiscal year of 2007 or until the Meeting of the Board of Directors that shall deliberate on the new limits for 2008, the limit up to R$200.000.000,00 (two hundred million reais), by transaction, for the Board of Executive Officers to execute loan and financing, in or outside Brazil, without the prior authorization of the Board of Directors; and (ii) determining that the loans and financing executed in the aforementioned period, which total amount are greater than R$30.000.000,00 (thirty million reais), by transaction, shall be informed to the Board of Directors at the meetings after the dates of the respective transactions; c) PD.CA/BAK-26/2006 – Shareholders’ Support Agreement - to authorize (i) guarantee by Braskem in favor of Petroquímica Paulínia S.A., in accordance with the conditions mentioned in the respective PD; and (ii) the Board of Executive Officers to execute all documents necessary for rendering of the guarantee, object of the present deliberation; d) PD.CA/BAK-27/2006 - Election of Executive Officers - to wit: (i) acknowledgment of the resignation presented by the Executive Officer Paul Elie Altit, which will have to remain in the exercise of its functions until the effective investiture of its substitute, the members of the Board of Directors of the Company registered votes of gratitude and recognition to these board members for their dedicated efforts and contribution to the Company; and (ii) to elect Mr. CARLOS JOSE FADIGAS DE SOUZA FILHO, brazilian, married, bearer of ID Card (RG) no. 03.538.534 -02 SSP/BA, enrolled in the CPF under no. 566.401.705 -82, with his business address at Av. das Nações Unidas, nº 4.777, Alto de Pinheiros, São Paulo – SP, Zip Code: 05477-000 for the purpose of act as Officer of the Company as well as Director of Relation with Investors. Mr. Souza will act as Executive Officer of the Company for the remaining term of the mandate which will end upon the occurrence of the first meeting of the Board of Directors to be held in 2008 after the Annual General Meeting. The Executive Officer will be invest on January 02, 2007, and has presented, in writing declarations stating that, in accordance with Article 37, item II, of Law No. 8,934 of 11/18/1994, with the construction provided by Law 10.194, 14/02/01, with text given by Article 4 of Law No.10,194 of 2/14/2001, pursuant the provisions of paragraph 1 of Art. 147 of Law 6.404, dated 15/12/76 they are in no way impeded from performing their commercial or administrative duties as a result of any criminal sentence, as well as they are in no way impeded by any special law or condemned by bankrupt crime, violation of duty, bribery, concussion, peculation, crimes against the economy, full faith and credit, or property, or any criminal penalty that impends, even temporarily, the access to public offices, in accordance with the 1st Paragraph of Article 147 of Law No. 6,404 of 12/15/1976, as well as having presented, in fulfillment of CVM Instruction No. 358, of 1/3/02, and No. 367, of 5/29/02, written declarations according to the terms of said Instructions, which were placed on file at the Company’s headquarters,; e) PD.CA/BAK-28/2006 - Independent Auditors Contraction- to approve, after acknowledgment of the recommendation of the Fiscal Council of the Company, the selection: ) KPMG as independent auditor of the Braskem, for the purpose rendering independent audit services related to the annual and quarterly financial statements of 2007 to 2009 (BR GAAP); and b) PricewaterhouseCoopers Independent Auditors for purpose rendering independent audit services in order to comply with the American regulation (US GAAP) in exercise of 2007 to 2009, authorizing the Board of Executive Office to negotiate and execute the respective contracts, according to the conditions of Attachment 2 to the respective PD; 3) 2007 Schedule – approved the schedule for the meetings of the Board of Directors and for Monthly Reports on the Business Plan Follow-up as presented, which, after signed by the members of the Board, will be registered in the Company headquarters. II) Subjects for Acknowledgement: Presentations were made by the Executive Officers responsible for the matters listed in this item II, to wit: 1) Preliminary Results of the Company – Tendency 2006; 2) Renewal of the Insurance Policy of the Company. III) Subjects of Interest to the Company: Nothing to record. IV)Adjournment - No further subjects remaining to be discussed, these minutes were drafted which, after being read, discussed, and found to be in order, will be signed by all the present Board Members, by the Chairman and by the Secretary of the Meeting. São Paulo/SP, December 14, 2006. [Signatures: Pedro Augusto Ribeiro Novis – Chairman; Ana Patrícia Soares Nogueira – Secretary; Alvaro Fernandes da Cunha Filho – Vice Chairman (p/ Ruy Lemos Sampaio); Alvaro Pereira Novis; Antonio Britto Filho; Francisco Teixeira de Sá; José de Freitas Mascarenhas; José Lima de Andrade Neto; Luiz Fernando Cirne Lima (p/ Newton Sergio de Souza); Masatoshi Furuhashi; Newton Sergio de Souza; Patrick Horbach Fairon].

Conforms to the original recorded in the minute.

Ana Patricia Soares Nogueira
Secretary

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 18, 2006
BRASKEM S.A.

By:	/s/ Paul Elie Altit

	Name:	Paul Elie Altit
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.